April 1, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (787)-759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico  00918

Re:	Popular, Inc.
	Form 10-K filed March 16, 2005
	File No. 0-13818

Dear Mr. Junquera:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


Form 10-K for the Year Ended December 31, 2004

Consolidated Financial Statements

Note 8 - Related Party Transactions - page P68

1. You have disclosed several related party transactions on page
18
of your Proxy Statement, however, these transactions are not disclosed in your financial statements as required by SFAS 57. Please revise to disclose these related party transactions as required by paragraph 2 of SFAS 57 or supplementally tell us why you believe such transactions are not considered either quantitatively or qualitatively material.

Note 31 - Contingent Liabilities - page P92

2. You disclose that you are not a party to any legal proceedings which are expected to have a material adverse effect on your financial position or results of operations. However, this statement seems to contradict your MD&A disclosures on page P38 of your annual report regarding the Department of Justice investigation. Please revise your financial statements to indicate the nature of the investigation, including a discussion of the types of potential claims that could be raised by the Department as a result of their inquiry and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of
SFAS 5.


*    *    *    *    *    *    *

      As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, as appropriate. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 824-
5398
or me at (202) 942-1783 if you have questions.

							Sincerely,



	                         John P. Nolan
				Accounting Branch Chief

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Mr. Jorge Junquera
Popular, Inc.
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